SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

Ecochild, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

(CUSIP Number)

#401, 8 Men, 13 Lou, Dong Hua Shi Bei Li Zhong Qu,
Chong Wen Qu, Beijing, P.R. China
+86-136-7134-5183
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

May 12, 2010
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    Shenzhen Top Finance Guaranty Investment Inc.

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
2,075,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
2,075,000
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,075,000

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  10.38%

(14) TYPE OF REPORTING PERSON

   CO

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of Ecochild, Inc., a Nevada corporation, with its principal place of business located at #401, 8 Men, 13 Lou, Dong Hua Shi Bei Li Zhong Qu, Chong Wen Qu, Beijing, P.R. China.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the entity filing this statement is Shenzhen Top Finance Guaranty Investment Inc. which is hereinafter sometimes referred to as the “Reporting Person.” Currently the Reporting Person is a shareholder of the Issuer. Its principal place of business is located at Room 806 Central Tower, No.88 Futian First Rd, Futian District, Shenzhen, P.R. China. Its telephone number is +86-136-7134-5183.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a company incorporated under the laws of the People’s Republic of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 12, 2010, the Issuer entered into a share exchange agreement with AIVtech Holding (Hong Kong) Limited, a Hong Kong corporation (“AIVtech”) and its shareholders, pursuant to which AIVtech transferred all of its outstanding shares to the Issuer in exchange for the issuance of 10,375,000 shares of the Issuer’s issued and outstanding common stock (the “Share Exchange”). Accordingly, as a shareholder of AIVtech, the Reporting Person received 2,075,000 shares in this transaction. The total of 2,075,000 shares represents 10.38% of the Issuer’s outstanding common stock.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person of beneficial ownership of the shares of the Issuer’s Common Stock resulted from the closing of the Share Exchange undertaken by the Issuer to accomplish the acquisition of AIVtech.

Except as set forth herein, the Reporting Person has no plans or proposals which would relate to or result in:

(a)	hedging transactions with regard to the Purchased Shares accept in compliance with the Securities Act

(b)	resale, distribution or fractionalization of the Purchased Shares;

(c)	other person having a direct or indirect beneficial interest in the Purchased Shares;

The Reporting Person reserves the right from time to time to acquire or dispose of shares of the common stock, or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)
As of the date hereof, the Reporting Person acquired 2,075,000 shares of the issued and outstanding common stock of the Issuer. Such amount represented 10.38% of the total issued and outstanding common shares of the Issuer.

(b)	The Reporting Person holds certain voting and dispositive power over the common stock of the Issuer as issued to the Reporting Person.

(c)	Except as disclosed above, the Reporting Person has not effectuated any transaction in the common stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibits

2.1	Share Exchange Agreement dated as of May 12, 2010 furnished as Exhibit 10.1 to the Form 8-K filed on May 14, 2010, and is incorporated herewith by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2010

Shenzhen Top Finance Guaranty Investment Inc.

By:	/s/ Rui Wang
Name: Rui Wang
Title: Managing Director